JNL SERIES TRUST
                                 1 Corporate Way
                             Lansing, Michigan 48951
                                 (517) 381-5500


August 31, 2007

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re: JNL Series Trust
    File Nos. 33-87244 and 811-8894

Dear Sir/Madam:

On behalf of JNL Series Trust ("Trust"), enclosed herewith for electronic filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, are the proxy materials: Notice of Special Meeting, Proxy Statement, and Form of Proxy and Voting Instruction Card to be sent to the shareholders of the Trust and its contract owners in connection with a special meeting of shareholders.

The proposal for consideration by Shareholders of the Trust are as follows:

1. JNL/Putnam Equity Fund only. To approve or disapprove a change in sub-adviser and a proposed amendment to the Investment Sub-Advisory Agreement between Jackson National Asset Management, LLC ("JNAM") and PPM America, Inc. ("PPM"), under which PPM would serve as sub-adviser to the Fund (the "Proposal").

2. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The shareholders' meeting for the Trust is scheduled to be held on October 15, 2007. The definitive proxy materials are scheduled to be mailed to the shareholders and their variable contract owners on or about September 10, 2007. Please do not hesitate to contact me at the above-referenced number to discuss the preliminary proxy materials.

Sincerely yours,

By: /s/ Susan S. Rhee

Susan S. Rhee

Enclosures